SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K
(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2002

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308,THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY
FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS
UNION OF AMERICA, AFL-CIO

TABLE OF CONTENTS

Pages
Financial Statements:

Plan Assets and Liabilities As of June 30, 2002 and 2001	3
Income, Expenses and Transfers for the Plan Year ending June 30, 2002	4
Specific Assets Held As of June 30, 2002	5

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO SMALL PLAN FINANCIAL INFORMATION

	June 30, 2001	June 30, 2002

Plan assets and Liabilities:

Total Plan Assets	$ 6,158,518	$ 7,082,769

Total Plan Liabilities	--	--

Net Plan Assets	$ 6,158,518	$ 7,082,769

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO SMALL PLAN FINANCIAL INFORMATION

Year Ended June 30, 2002

Income, Expenses and Transfers:
Contributions:
Employer	$ 176,726
Participants	292,045
Others (rollovers)	101,269

Other Income	297,332

Total income	867,372

Benefits paid	530,696

Total deductions	530,696

Net income	$ 336,676

Transfers to the plan	$ 587,575

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO SMALL PLAN FINANCIAL INFORMATION

Year Ended June 30, 2002
Specific Assets:
Employer Securities	$ 3,023,354
Participant Loans	$ 83,174

The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF THE WEST OHIO GAS DIVISION OF THE EAST OHIO GAS COMPANY FOR EMPLOYEES REPRESENTED BY LOCAL UNION NO. 308, THE UTILITY WORKERS UNION OF AMERICA, AFL-CIO (name of plan)

Date: December 20, 2002	/s/ Anthony E. Manning Anthony E. Manning Chairman, Dominion Resources, Inc. Administrative Benefits Committee